U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers

                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                        BRAZLIAN-INDIO SERVICES.COM, INC.
                         (Name of Small Business Issuer)


             Oregon                                  93-1281442
  -----------------------------           -------------------------------------
 (State or Other Jurisdiction of          I.R.S. Employer Identification Number
  Incorporation or Organization)

               7410 S.W. Oleson Rd., Ste. 325, Portland, OR 97223
           (Address of Principal Executive Offices including Zip Code)

                                  503/641-2105
                           (Issuer's Telephone Number)


Securities  to  be  Registered  Under  Section  12(b)  of  the  Act:       None


Securities to be Registered Under Section 12(g)of the Act:     Common Stock
                                                            $.001  Par  Value
                                                            (Title  of  Class)


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PART  I
ITEM  1.  BUSINESS.

     Brazilian-Indio Services.com, Inc. (the "Company"), was formally incorporated on October 5, 1999, under the laws of the State of Oregon to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholders.
     The Company will attempt to locate and negotiate with a business entity for the combination of that target company with the Company. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that the Company will be successful in locating or negotiating with any target company.
The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

PERCEIVED  BENEFITS

     There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:
     * the ability to use registered securities to make acquisitions of assets or businesses;
     *  increased  visibility  in  the  financial  community;
     *  the  facilitation  of  borrowing  from  financial  institutions;
     *  improved  trading  efficiency;
     *  shareholder  liquidity;
     *  greater  ease  in  subsequently  raising  capital;
     * compensation of key employees through stock options for which there may be a market valuation;
     *  enhanced  corporate  image;
     *  a  presence  in  the  United  States  capital  market.

POTENTIAL  TARGET  COMPANIES
     A business entity, if any, which may be interested in a business combination with the Company may include the following:

     * a company for which a primary purpose of becoming public is the use of its securities forthe acquisition of assets or businesses;
     * a company which is unable to find an underwriter of its securities or is unable to find anunderwriter of securities on terms acceptable to it;
     * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
     * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;


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     *  a foreign company which may wish an initial entry into the United States securities  market;
     * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;
     * a company seeking one or more of the other perceived benefits of becoming a public company.

     A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.
     No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.
     The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

RISK  FACTORS

     The Company's business is subject to numerous risk factors, including the following:

NO  OPERATING  HISTORY  OR  REVENUE  AND  MINIMAL  ASSETS.
     The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

SPECULATIVE  NATURE  OF  THE  COMPANY'S  PROPOSED  OPERATIONS.
     The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

SCARCITY  OF  AND  COMPETITION  FOR  BUSINESS  OPPORTUNITIES  AND  COMBINATIONS.


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     The  Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

IMPRACTICABILITY  OF  EXHAUSTIVE  INVESTIGATION.
     The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct complete and exhaustive investigation and analysis of a target company. The decision to enter into a business combination, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the principals and advisors associated with the business entity seeking the Company's participation.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION-NO STANDARDS FOR BUSINESS COMBINATION.
     The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

CONTINUED  MANAGEMENT  CONTROL,  LIMITED  TIME  AVAILABILITY.
     While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. The
Company has not obtained key man life insurance on its officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of the Company's business and its likelihood of continuing operations.

CONFLICTS  OF  INTEREST-GENERAL.
     The Company's officer and director participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future.

     Management has adopted a policy that the Company will not seek a business combination with any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS-Conflicts of Interest."

REPORTING  REQUIREMENTS  MAY  DELAY  OR  PRECLUDE  ACQUISITION.
     Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including audited financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

LACK  OF  MARKET  RESEARCH  OR  MARKETING  ORGANIZATION.
     The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

LACK  OF  DIVERSIFICATION.
     The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one target company. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

REGULATION  UNDER  INVESTMENT  COMPANY  ACT.
     Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

PROBABLE  CHANGE  IN  CONTROL  AND  MANAGEMENT.
     A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

REDUCTION  OF  PERCENTAGE  SHARE  OWNERSHIP  FOLLOWING  BUSINESS  COMBINATION.
     The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

TAXATION.
     Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

POSSIBLE  RELIANCE  UPON  UNAUDITED  FINANCIAL  STATEMENTS.
     The Company will require audited financial statements from any business entity that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company prior to a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. The lack of the type of independent verification which audited financial statements would provide increases the risk that the Company, in evaluating a transaction with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.

COMPUTER  SYSTEMS  REDESIGNED  FOR  YEAR  2000.
     Many existing computer programs use only two digits to identify a year in such program's date field. These programs were designed and developed without consideration of the impact of the change in the century for which four digits will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results by or following the year 2000 ("Year 2000 Problem"). Many of the computer programs containing such date language problems have not been corrected by the companies or governments operating such programs. It is impossible to predict what computer programs will be effected, the impact any such computer disruption will have on other industries or commerce or the severity or duration of a computer disruption.
     The Company does not have operations and does not maintain computer systems. Before the Company enters into any business combination, it may inquire as to the status of any target company's Year 2000 Problem, the steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. However, there can be no assurance that the Company will not enter into a business combination with a target company that has an uncorrected Year 2000 Problem or that any planned Year 2000 Problem corrections will be sufficient. The extent of the Year 2000 Problem of a target company may be impossible to ascertain and any impact on the Company will likely be impossible to predict.

ITEM  2.  PLAN  OF  OPERATION
     The Company intends to enter into a business combination with a target company in exchange for the Company's securities. As of the initial filing date of this Registration Statement, neither the Company's officer and director nor any affiliate has engaged in any negotiations with any representative of any specific entity regarding the possibility of a business combination with the Company.
     Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates will pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.
     The Company has entered into an agreement with Network Marketing Resources, Inc. to supervise the search for target companies as potential candidates for a business combination. Network Marketing Resources, Inc. has received common stock of the Company in consideration of its agreement to provide such services. Network Marketing Resources, Inc. will pay as its own expenses any costs it incurs in supervising the search for a target company. Network Marketing Resources, Inc. has entered and anticipates that it will enter into agreements with other consultants to assist in locating a target company and may share stock received by it or cash resulting from the sale of its securities with such other consultants. Network Marketing Resources, Inc. is not authorized to enter into any agreement binding the Company, which can only be done by action of the Company's officer, director and shareholders, as may be required. Network Marketing Resources, Inc. is an affiliate of the Company's management. See
"ITEM  4:  SECURITIES  OWNERSHIP  OF  CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."
     The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting no more than 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.
     Management is not currently involved with other blank check companies, and may be involved in creating additional blank check companies similar to this one. A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. Management anticipates that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies with which management is or may be affiliated may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. See "ITEM 5, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS-Current Blank Check Companies" The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL  BUSINESS  PLAN
     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See ITEM F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.
     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.
     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.
     The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within the required period of time after closing of the proposed transaction.
     The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.
     The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.
     Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.
     A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

ACQUISITION  OF  OPPORTUNITIES
     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.
     While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.
     With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.
     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.
     The Company will not enter into a business combination with any entity which cannot provide audited financial statements at or within the required period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following the due date for filing its Form 8-K which is required to be filed with the Securities and Exchange Commission within15 days following the completion of the business combination. If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.
     Management has orally agreed that it will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment. There is no minimum or maximum amount management will advance to the Company. The Company will not borrow any funds to make any payments to the Company's management, its affiliates or associates.

     The Board of Directors has passed a resolution which contains a policy that the Company will not seek a business combination with any entity in which the Company's officer, director, shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

UNDERTAKINGS  AND  UNDERSTANDINGS  REQUIRED  OF  TARGET  COMPANIES
     As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.
     A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.
     A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.
          Prior to completion of a business combination, the Company will generally require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION
     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM  3.  DESCRIPTION  OF  PROPERTY
     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of management at no cost to the Company. Management has agreed to continue this arrangement until the Company completes an acquisition or merger.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT. The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.


Name and Address                    Amount of Beneficial            Percentage
of Beneficial Owner                     Ownership                   of  Class

Network  Marketing Resources, Inc. (1)    5,000,000                    100%
7410  SW  Oleson  Rd.,  Ste.  325
Portland,  OR  97223

Emiliano  Lakota  (2)                     5,000,000                    100%
7410  SW  Oleson  Rd.,  Ste.  325
Portland,  OR  97223

(1) Mr. Lakota is the controlling shareholder, a director and officer of Network Marketing Resources, Inc. Network Marketing Resources, Inc. serves as a marketing and consulting company Network Marketing Resources, Inc. has agreed to provide certain services to the Company. See "PLAN OF OPERATIONS General Business Plan".
(2) As the controlling shareholder, a director and officer of Network Marketing Resources, Inc., Mr. Lakota may be deemed to be a beneficial owner of the common stock of the Company owned by Network Marketing Resources, Inc.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS.
     The  Company  has  one  Director  and  Officer  as  follows:

     Name                       Age          Positions  and  Offices  Held
     ------------------------------------------------------------------------
     Emiliano  Lakota           48           President, Secretary, Director

     There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person. Mr. Lakota has limited business acumen in this arena and may employ consultants or others who have more of an expertise, from time to time

CURRENT  BLANK  CHECK  COMPANIES
     Management is not, nor has it been, an officer, director and/or beneficial shareholder of other blank check companies.

CONFLICTS  OF  INTEREST
     The Company's officer and director may organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officer and director is engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.
     A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, any blank check companies with which management is, or may be, affiliated may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. Mr. Lakota will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to Mr. Lakota.
     Mr. Lakota is the president, director and controlling shareholder of Network Marketing Resources, Inc., a Nevada corporation, which owns 5,000,000 shares of the Company's common stock. At the time of a business combination, management expects that some or all of the shares of Common Stock owned by Network Marketing Resources, Inc. will be purchased by the target company or retired by the Company. The amount of Common Stock sold or continued to be owned by Network Marketing Resources, Inc. cannot be determined at this time.
     The terms of the business combination may include such terms as Mr. Lakota remaining a director or officer of the Company. The terms of a business combination may provide for a payment by cash or otherwise to Network Marketing Resources, Inc. for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Lakota may benefit from such payment. Such benefits may influence Mr. Lakota's choice of a target company.

     The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made by the Company to management or promoters of the Company or to any of their associates or affiliates.
     The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect.
     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT  COMPANY  ACT  OF  1940
     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM  6.  EXECUTIVE  COMPENSATION.
     The Company's officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company and, possibly, in other ways. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest". No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM  7.CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

     The  Company  has  issued  a  total  of  5,000,000  shares  of  Common
     Stock  to  the  following  persons  for  a  total  of  $500  in  cash:

     Name                            Number  of  Total  Shares     Consideration
     ----                            -------------------------     -------------

Network Marketing Resources, Inc.           5,000,000                  $500

Emiliano Lakota is an officer, director and controlling shareholder of Network Marketing Resources, Inc. With respect to the sales made to Network Marketing Resources, Inc., the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 506 promulgated thereunder.

ITEM  8.  DESCRIPTION  OF  SECURITIES.
     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share, and 5,000,000 shares of Preferred Stock, par value $.001 per share. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON  STOCK
     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED  STOCK
     The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Oregon, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The Company has no present plans to issue any preferred stock.

DIVIDENDS
     Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING  OF  SECURITIES  IN  SECONDARY  MARKET
     The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this Registration Statement, the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker).
     Following a business combination, a target company will normally wish to list the Company's common stock for trading in one or more United States markets. The target company may elect to apply for such listing immediately following the business combination or at some later time.
     In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or, market capitalization of $50,000,000 or, net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.
     If, after a business combination, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's may apply for quotation of its securities on the NASD OTC Bulletin Board. In certain cases the Company may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

TRANSFER  AGENT
     It is anticipated that Signature Stock Transfer, Inc., Dallas, Texas will act as transfer agent for the common stock of the Company.

GLOSSARY
"Blank Check" Company - As defined in Section 7(b)(3) of the Securities Act, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange Act.
Business Combination: Normally a merger, stock-for-stock exchange or stock-for-assets exchange between the Registrant and a target company. The Company or The corporation whose common stock is the subject of this Registration Statement.

"Penny Stock" Security As defined in Rule 3a51-1 of the Exchange Act, a "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

PART  II
ITEM  1.  MARKET  PRICE  FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER MATTERS.

(A) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

(B) HOLDERS. There is one holder of the Company's Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

(C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM  2.  LEGAL  PROCEEDINGS.

There  is  no  litigation  pending  or  threatened  by  or  against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.
The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.
During the past three years, the Company has sold securities which were not registered as follows:

Date             Name                           Number of Shares   Consideration

October 7, 1999  Network Marketing Resources, Inc.  5,000,000          $500

Emiliano Lakota is an officer, director and the controlling shareholder of Network Marketing Resources, Inc. With respect to the sales made to Network Marketing Resources, Inc., the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.
Section 145 of the General Corporation Law of the State of Oregon provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.
INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

FINANCIAL  STATEMENTS.
Set forth below are the audited financial statements for the Company for the period ended _______________. The following financial statements are attached to this report and filed as a part thereof.

                       BRAZILIAN-INDIO SERVICES.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                                 C O N T E N T S

Independent Auditors' Report. . . . . . . . . . .  F-3

Balance Sheet . . . . . . . . . . . . . . . . . .  F-4

Statement of Operations . . . . . . . . . . . . .  F-5

Statement of Stockholders' Equity . . . . . . . .  F-6

Statement of Cash Flows . . . . . . . . . . . . .  F-7

Notes to Financial Statements . . . . . . . . . .  F-8

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To  the  Stockholders  of
Brazilian-Indio  Services.com,  Inc.
(A  Development  Stage  Company)
Portland,  Oregon


We have audited the accompanying balance sheet of Brazilian-Indio Services.com, Inc. (a development stage company) as of December 31, 1999 and the related statements of operations, stockholders' equity (deficit) and cash flows from inception on October 5, 1999 through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brazialian-Indio Services.com, Inc. (a development stage company) as of December 31, 1999 and the results of its operations and its cash flows from inception on October 5, 1999 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.


Jones,  Jensen  &  Company
Salt  Lake  City,  Utah
January  11,  2000

                       BRAZILIAN-INDIO SERVICES.COM, INC.
                          (A Development Stage Company)
                                  Balance Sheet

                                     ASSETS
                                     ------

                                                                                December 31,
                                                                                   1999
                                                                              ---------------

CURRENT ASSETS

  Cash held by related party                                                             $500
                                                                              ---------------

    Total Current Assets                                                                  500
                                                                              ---------------

    TOTAL ASSETS                                                                         $500
                                                                              ---------------

                              LIABILITIES AND STOCKHOLDERS' EQUITY
                              ------------------------------------

CURRENT LIABILITIES

  Accounts payable                                                            $           -
                                                                              ---------------

    Total Current Liabilities                                                             -
                                                                              ---------------

STOCKHOLDERS' EQUITY

  Preferred stock, $0.001 par value, 5,000,000 shares authorized;
  -0- shares issued and outstanding                                                       -
  Common stock, $0.001 par value, 50,000,000 shares authorized;
  5,000,000 shares issued and outstanding                                               5,000
  Deficit accumulated during the development stage                                    (4,500)
                                                                              ---------------

    Total Stockholders' Equity                                                            500
                                                                              ---------------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           $500
                                                                              ===============

     The accompanying notes are an integral part of these financial statements.

                       BRAZILIAN-INDIO SERVICES.COM, INC.
                          (A Development Stage Company)
                             Statement of Operations

                                                                                    From
                                                                                Inception on
                                                                                 October 5,
                                                                                1999 Through
                                                                                December 31,
                                                                                   1999
                                                                              ---------------
REVENUES                                                                      $           -

EXPENSES

  General and administrative                                                           4,500
                                                                              ---------------

  Total Expenses                                                                       4,500
                                                                              ---------------

(LOSS) FROM OPERATIONS                                                                (4,500)

INCOME TAX EXPENSE                                                                        -
                                                                              ---------------

NET (LOSS)                                                                    $       (4,500)
                                                                              ===============

BASIC (LOSS) PER SHARE                                                        $        (0.00)
                                                                              ===============

     The accompanying notes are an integral part of these financial statements.

                       BRAZILIAN-INDIO  SERVICES.COM, INC.
                          (A Development Stage Company)
                        Statement of Stockholders' Equity


                                                                            Deficit
                                                                          Accumulated
                                     Preferred  Stock     Common  Stock   During  the
                                     ----------------     -------------   Development
                                     Shares  Amount     Shares   Amount      Stage
                                     ------  -------  ---------  -------  -----------

Balance at inception on
 October 5, 1999                          -  $     -          -  $     -  $     -

Issuance of common capital stock
 for cash, services and expenses
 paid on behalf of the Company
 at $0.001 per share -
 October 6, 1999                          -        -  5,000,000    5,000        -

Net loss from inception on
 October 5, 1999 through
 December 31, 1999                        -        -          -        -   (4,500)
                                     ------  -------  ---------  -------  --------
Balance, December 31, 1999                -  $     -  5,000,000  $ 5,000  $(4,500)
                                     ======  =======  =========  =======  ========

     The accompanying notes are an integral part of these financial statements.

                       BRAZILIAN-INDIO SERVICES.COM, INC.
                          (A Development Stage Company)
                             Statement of Cash Flows

                                                                   From
                                                               Inception on
                                                                October 5,
                                                               1999 Through
                                                               December 31,
                                                                   1999
                                                              --------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                                      $      (4,500)
Adjustments to reconcile net loss to net cash (used) by
  operating activities:
  Common stock issued for services and expenses paid
  on behalf of the Company                                            4,500
                                                              --------------

    Net Cash Provided (Used) by Operating Activities                      -
                                                              --------------

CASH FLOWS FROM INVESTING ACTIVITIES:                                     -
                                                              --------------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Common stock issued for cash                                          500
                                                              --------------

    Net Cash Provided by Financing Activities                           500
                                                              --------------

NET INCREASE IN CASH                                                    500

CASH AT BEGINNING OF PERIOD                                               -
                                                              --------------

CASH AT END OF PERIOD                                         $         500
                                                              ==============

CASH PAID FOR:

  Interest expense                                            $           -
  Income taxes                                                $           -

     The accompanying notes are an integral part of these financial statements.

                       BRAZILIAN-INDIO SERVICES.COM, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1999

NOTE  1  -  NATURE  OF  ORGANIZATION

            The financial statements presented are those of Brazian-Indio Services.com, Inc. (a development stage company) (the Company). The Company was organized under the laws of the State of Oregon on October 5, 1999. The Company was organized to seek potential business opportunities or merge with an existing operating company.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

            a.  Accounting  Method

            The Financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.
            b.  Basic  Loss  Per  Share

            The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements (see Note 5).

            c.  Use  of  Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            d.  Cash  and  Cash  Equivalents

            The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

            e.  Revenue  Recognition  Policy

            The Company will develop its revenue recognition policies when planned principle operations commence.

            f.  Income  Taxes

            As of December 31, 1999, the Company had a net operating loss carryforward for federal income tax purposes of $4,500 that may be used in future years to offset taxable income. The net operating loss carryforward will expire in 2019. The tax benefit of the cumulative carryforwards has been offset by a valuation allowance of the same amount.

                       BRAZILIAN-INDIO SERVICES.COM, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1999

NOTE  3  -  GOING  CONCERN

            The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant operations to date, nor does it have an established source of revenues sufficient to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing operating company. In the interim, the president and principal shareholders of the Company have committed to meeting the Company's minimal operating expenses.

NOTE  4  -  RELATED  PARTY  TRANSACTIONS

            An officer of the Company paid expenses on behalf of the Company and performed services in the amount of $4,500 to incorporate the Company.

            The Company issued 5,000,000 shares of its common stock to Network Marketing Resources, Inc., a company controlled by the sole officer and director of the Company.

            A consultant to the Company is holding the $500 it received for the issuance of its common stock in an account on the Company's behalf.

NOTE  5  -  BASIC  LOSS  PER  SHARE

            The following is an illustration of the reconciliation of the numerators and denominators of the basic loss per share calculation:

                                                                     From
                                                                 Inception on
                                                                  October 5,
                                                                 1999 Through
                                                                 December 31,
                                                                     1999
                                                                --------------
            Net loss (numerator)                                $      (4,500)
                                                                --------------

            Weighted average shares outstanding (denominator)       4,957,265
                                                                --------------

            Basic loss per share                                $       (0.00)
                                                                ==============

                       BRAZILIAN-INDIO SERVICES.COM, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1999

NOTE  6  -  ISSUANCE  OF  STOCK

            During October 1999, the Company issued 5,000,000 shares of its previously authorized but unissued common stock for cash of $500, services of $4,450 and expenses paid on behalf of the Company of $50 (or $0.001 per share) to a related party.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Brazilian-Indio  Services.com,  Inc.

By:  /s/  Emiliano  Lakota
Director  and  President